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September 27, 2021 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Boston	Munich
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Attn:	Dale Welcome

John Cash

Thomas Jones

Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

Re:	Bird Global, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 3, 2021

File No. 333-256187

Ladies and Gentlemen:

On behalf of our client, Bird Global, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 24, 2021 (the “Comment Letter”) with respect to Amendment No. 4 to the Registration Statement on Form S-4 filed with the Commission by the Company on September 3, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 5 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.

We refer to Exhibit 23.1 appearing in Amendment No. 3 to Form S-4. Since Bird Rides’ and Bird Global’s latest consent from Ernst & Young LLP, dated August 18, 2021, specifically references Amendment No. 3 to the registration statement, please ensure that you amend your filing to include a currently dated consent prior to requesting effectiveness.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 23.1 to the Registration Statement accordingly.

September 27, 2021

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Christopher J. Clark, at (202) 637-2374.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan of LATHAM & WATKINS LLP

cc:	Travis VanderZanden, Bird Global, Inc.

Wendy Mantell, Bird Global, Inc.

Jim Mutrie, Switchback II Corporation

Justin G. Hamill, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.